

December 9, 2010

Mr. Eldon D. Dietterick
Executive Vice President and Treasurer
Blue Ridge Real Estate Company
PO Box 707
Blakeslee, PA 18610

> RE: **Blue Ridge Real Estate Company**
> **Form 10-K for the period ended October 31, 2008; Form 10-Q for the period**
> **ended July 31, 2009; and Form 10-K for the period ended October 31, 2009**
> **Filed January 29, 2009; September 14, 2009; and February 22, 2010**
> **File No. 0-02844**

Dear Mr. Dietterick:

    We have completed our review of your Forms 10-K and related filings and do not, at this time, have any further comments.

                            Sincerely,

                            Jessica Barberich
                            Assistant Chief Accountant